Exhibit 99.16

TOTAL

2, place Jean Millier

La Défense 6

92 400 Courbevoie France

Fax : + 33 (0) 1 47 44 68 21

Isabelle DESMET

Tél. : + 33 (0) 1 47 44 37 76

Charles-Etienne LEBATARD

Tél. : + 33 (0) 1 47 44 45 91

Marie-Isabelle FILLIETTE

Tél. : + 33 (0) 1 47 44 55 38

Victoria CHANIAL

Tél. : + 33 (0) 1 47 44 35 86

Aude COLAS DES FRANCS

Tél. : + 33 (0) 1 47 44 47 05

Laetitia MACCIONI

Tél. : + 33 (0) 1 47 44 71 49

Paul NAVEAU

Tél. : + 33 (0) 1 41 35 22 44

Quentin VIVANT

Tél. : + 33 (0) 1 41 35 37 44

Anastasia ZHIVULINA

Tél. : + 33 (0) 1 47 44 76 29

TOTAL S.A.

Capital 5 941 838 402,50 euros

542 051 180 R.C.S. Nanterre

www.total.com

Total awarded a solar power generation plant in South Africa

Total increases its footprint in South Africa through award of 86 MWp* solar power plant using affiliate SunPower’s leading technology as part of the government’s tender for renewable energy generation facilities

Paris, 5th November 2013 - Total S.A. (« Total ») (CAC : TOTF.PA) announced being selected as the preferred bidder for an 86 megawatt-peak (MWp) ground-mounted solar power project by South Africa’s Department of Energy (DoE), as part of the third round of tenders for renewable energy generation facilities.

Total’s affiliate, SunPower Corporation (« SunPower ») (NASDAQ : SPWR), a global solar energy leader offering solutions unmatched in efficiency, reliability and performance, provided the photovoltaic specifications for the project. SunPower also is expected to provide Engineering, Procurement, Construction (EPC) services and long-term Operation and Maintenance for the project.

This solar power project of 86 MWp will deliver clean, reliable energy to the community. The solar power plant is expected to generate approximately 210 gigawatt-hours (GWh) of power each year, which represents the electricity consumption of approximately 45,000 South Africans.

“We are pleased to have been selected for this solar project by the Department of Energy. This project proves we can deliver, with our affiliate SunPower, the best technology at a competitive price”, said Philippe Boisseau, President, Marketing & Services and New Energies and a member of the Executive Committee of Total. “Total has been present in South Africa for almost 50 years and remains very committed to the country. As a world leader in the solar industry, we are pleased to assist South Africa in the diversification of its energy mix, with the development of increased solar capacity in the country, along other energy sources. We believe there is a huge potential in the solar market”, he concluded.

“This is another great example where Total’s international footprint has provided opportunities to SunPower, following the recent announcement to build the world’s largest solar merchant plant in Chile”, said Tom Werner, SunPower President and Chief Executive Officer. “SunPower’s successful track record of building solar power plants around the world, coupled with Total’s historic presence in South Africa, will positively impact this region, including job creation”.

*	A megawatt-peak (MWp) = 1 million peak watts. A peak watt, the unit used to rate the performance of photovoltaic collectors, will deliver 1 watt of electricity under standard conditions of 1,000 watts of light intensity per square meter and temperature of 25°C.

TOTAL

2, place Jean Millier

La Défense 6

92 400 Courbevoie France

Fax : + 33 (0) 1 47 44 68 21

Isabelle DESMET

Tél. : + 33 (0) 1 47 44 37 76

Charles-Etienne LEBATARD

Tél. : + 33 (0) 1 47 44 45 91

Marie-Isabelle FILLIETTE

Tél. : + 33 (0) 1 47 44 55 38

Victoria CHANIAL

Tél. : + 33 (0) 1 47 44 35 86

Aude COLAS DES FRANCS

Tél. : + 33 (0) 1 47 44 47 05

Laetitia MACCIONI

Tél. : + 33 (0) 1 47 44 71 49

Paul NAVEAU

Tél. : + 33 (0) 1 41 35 22 44

Quentin VIVANT

Tél. : + 33 (0) 1 41 35 37 44

Anastasia ZHIVULINA

Tél. : + 33 (0) 1 47 44 76 29

TOTAL S.A.

Capital 5 941 838 402,50 euros

542 051 180 R.C.S. Nanterre

www.total.com

The project is secured under a co-development agreement with South African Mulilo Renewable Energy. Total will own 27% of the project, along with five partners: Calulo Renewable Energy with 25%, Mulilo Renewable Energy with 18%, the Industrial Development Corporation (IDC) with 15%, Futuregrowth Asset Management (Pty) Ltd with 10% and a Local Community Trust will own 5% of the project.

The project is estimated to cost approximately $200 million. It will be financed 80% through non-recourse project debt from South African banks. The remaining 20% equity portion will be funded by Total, Calulo Renewable Energy, Mulilo Renewable Energy, the IDC, Futuregrowth Asset Management (Pty) Ltd and a Local Community Trust, based on their respective ownership interests.

About the project

The 86 MWp project is located in Prieska, in the province of the Northern Cape. Upon completion, the project will resell the electricity to ESKOM, under a Power Purchase Agreement (PPA).

Financial close is awaited by mid 2014, which will lead to construction starting during the second semester of 2014. Completion is expected mid 2015. The project is part of the South African government’s Independent Power Producers Procurement Program.

The planned ground-mounted solar system will feature SunPower’s Oasis™ Power Blocks system, a fully integrated solution utilizing SunPower’s high efficiency solar panels and single-axis trackers.

Total in South Africa

Present in South Africa since 1954, Total is now the country’s fifth-ranked marketer, with sales of 3.1 million tons of products each year, a network of 528 service stations, its biggest outside Europe, and a 36.6% interest in the Natref refinery alongside Sasol. The Group is also South Africa’s third-ranked LPG marketer and fifth-ranked coal exporter. Since October 2013, Total has also acquired offshore exploration interests in South Africa, alongside CNR International Ltd.

Total’s solar affiliate SunPower is already active in ground-mounted solar power plants and off-grid solar activities in South Africa. It is currently building two photovoltaic power plants near Douglas, in the Northern Cape. Total is also implementing decentralized rural electrification programs through KwaZulu Energy Services (KES).

* * * * *

Total is one of the largest integrated oil and gas companies in the world, with activities in more than 130 countries. The Group is also a first rank player in chemicals. Its 97,000 employees put their expertise to work in every part of the industry – exploration and production of oil and natural gas, refining and marketing, new energies, trading, and chemicals. Total is working to help satisfy the global demand for energy, both today and tomorrow. www.total.com